Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2021 and for the year then
ended

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47739

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercer Allied Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Coliseum Drive
(No. and Street)

Cohoes	New York	12047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Bertani	518-886-4309	richard.bertani@gs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Shelley Luks_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Mercer Allied Company, L.P._____,
_December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Shelley Luks_

Title: _Chief Financial Officer_

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH4675917
Commission Expires 5/31/ _22_

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mercer Allied Company, L.P.
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Company") as of December 31, 2021, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission (Schedule I), Information for Determination of Reserve Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission (Schedule II) and Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission (Schedule III) as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2022

We have served as the Company's auditor since 1994.

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2021

Assets	
Cash	$ 15,483,473
Commissions receivable	6,443,658
Due from affiliates	6
Prepaid expenses	141,084
Total assets	$ 22,068,221
Liabilities and partners' capital	
Other liabilities and accrued expenses	$ 80,072
Due to affiliates	8,550,446
Income tax payable	1,162,520
Total liabilities	$ 9,793,038
Partners' capital	12,275,183
Total liabilities and partners' capital	$ 22,068,221

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2021

Revenue	
Brokerage commissions	$ 67,897,107
Interest income	18,227
Total revenue	67,915,334
Operating expenses	
Administrative charges - affiliates	45,267,551
Licenses	1,208,795
Professional fees	98,059
Total operating expenses	46,574,405
Pre-tax earnings	21,340,929
Provision for taxes	5,169,129
Net earnings	$ 16,171,800

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2021

	General Partner	Limited Partner	Total
Balance, December 31, 2020	$ 121,033	$ 11,982,350	$ 12,103,383
Net earnings	161,718	16,010,082	16,171,800
Distributions to Partners	(160,000)	(15,840,000)	(16,000,000)
Balance, December 31, 2021	$ 122,751	$ 12,152,432	$ 12,275,183

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities

Net earnings	$ 16,171,800
Changes in operating assets and liabilities	
Commissions receivable	(510,456)
Prepaid expenses	809,870
Other liabilities and accrued expenses	7,905
Due to affiliates	2,702,610
Due from affiliates	1,790
Income tax payable	160,299
Net cash provided by operating activities	19,343,818

Cash flows from financing activities

Distributions to Partners	(16,000,000)
Net cash used for financing activities	(16,000,000)
Net increase in cash	3,343,818
Cash, beginning of year	12,139,655
Cash, end of year	$ 15,483,473

SUPPLEMENTAL DISCLOSURE
Cash payments for income taxes, net of refunds, were $5,008,830.

1. Description of Business

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership and is also an affiliate of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash

Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. These cash balances are held in interest bearing accounts. The aggregate bank balances in excess of FDIC limits at these institutions were $14,983,473 at December 31, 2021.

Revenue Recognition

The Partnership earns brokerage commissions for placing variable annuity and variable life insurance policies with insurance carriers. Brokerage commissions consist of new business commissions and residual commissions.

New business commissions are recognized at the time of the sale or purchase (trade date basis) as a percentage of premiums paid based on the rate specified within the effective policy agreement. The performance obligation is satisfied on the trade date as that is when the insurance policy becomes effective (insurance binder in place), and the premium has been collected by the insurance carrier. New business commissions totaled $61,656,453 for the year ended December 31, 2021.

Residual commissions are earned on active variable life insurance and variable annuity policies that have been in place for longer than one year. The performance obligation is satisfied at the point in time that an active policy holder renews their existing policy, and is earned for active policy holders based on the trailing rate and payment frequency noted within the insurance carrier fee schedule applied to the current premium balance. Residual commissions totaled $6,240,654 for the year ended December 31, 2021.

Commissions Receivable

Commissions receivable relate to brokerage commissions that have been earned but have yet to be paid by the insurance carrier. These receivables are initially collected by an affiliate and subsequently remitted to the Partnership. Due to the short term nature of these receivables, the amount of credit exposure is limited to the amount owed to the Partnership for a short period of time, generally less than 30 days. As such, no allowance for credit losses is held against these receivables.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2021

3. **Amended and Restated Limited Partnership Agreement**

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. **Related-Party Transactions**

The Partnership has significant transactions with affiliated companies. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through relationships of affiliated companies for the year ended December 31, 2021 amounted to $67,897,107.

The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $45,267,551, of which $20,824,593 related to commissions expense. At December 31, 2021, amounts due to Parent for such services amounted to $8,550,446.

5. **Net Capital Requirements**

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

At December 31, 2021, the Partnership had net capital of $5,690,435, which was $5,037,565 in excess of its minimum required net capital of $652,870.

The Partnership is exempt from SEA Rule 15c3-3 as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Partnership claims exemption from the provisions of SEA Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in section (k)(1) of Rule 15c3-3.

6. **Income Taxes**

Provision for Income Taxes
The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

8

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties under operating expenses.

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$4,298,842
State and local	870,287
Provision for taxes	$5,169,129

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $43,927.

In March 2021, the American Rescue Plan Act of 2021 (Rescue Plan) was signed into law. The Rescue Plan is a $1.9 trillion stimulus package enacted to help address the economic and health impacts of the COVID-19 pandemic. The legislation did not have a material impact on the Partnership's annual effective tax rate.

In April 2021, the New York State (NYS) FY 2022 budget was enacted. The legislation temporarily increased the NYS corporate income tax rate from 6.5% to 7.25% for calendar years 2021 through 2023. The legislation did not have a material impact on the Partnership's annual effective tax rate.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2021, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2021, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2022. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The fieldwork for tax years 2011 through 2018 has been completed and the final resolution is not expected to have a material impact on the effective tax rate. The 2019 and 2020 tax years remain subject to post-filing review. New York State and City examinations of 2015 through 2018 commenced during 2021.

7.   Subsequent Events

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2022, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Net capital

Total partners' capital	$	12,275,183
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(6,584,748)
Net capital	$	5,690,435

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	9,793,038
Total aggregate indebtedness	$	9,793,038
Percentage of aggregate indebtedness to net capital		172.10%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	652,870
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	652,870
Excess net capital	$	5,037,565
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	4,711,131

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2021 filed on January 22, 2022.

Mercer Allied Company, L.P.
Schedule II
Information for Determination of Reserve Requirements under Rule 17 CFR
240.15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no differences between the above Information for Determination of Reserve Requirements and the information reported by the Partnership in its unaudited Part IIA FOCUS Report as of December 31, 2021 filed on January 22, 2022.

Mercer Allied Company, L.P.
Schedule III
Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no differences between the above Information Relating to Possession or Control Requirements and the information reported by the Partnership in its unaudited Part IIA FOCUS Report as of December 31, 2021 filed on January 22, 2022.



pwc

Report of Independent Registered Public Accounting Firm

To the Management and the General Partner of Mercer Allied Company, L.P.:

We have reviewed Mercer Allied Company, L.P.'s (the "Partnership") assertions, included in the accompanying Mercer Allied Company, L.P.'s exemption report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(1), as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2022

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MERCER ALLIED COMPANY, L.P.
A GOLDMAN SACHS COMPANY

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(1).

(2) The Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Shelley Luks
Chief Financial Officer, Treasurer

February 28, 2022

An Affiliate of The Ayco Company, L.P.
Ayco may provide tax advice to clients in accordance with its client agreement. Any advice contained in this communication, including attachments and enclosures, is intended for the sole use of the addressee and is limited to the facts and circumstances actually known to the author at the time of this writing. Certain tax matters may require you to consult with your tax counsel. You should consult with your tax preparer regarding implementation of tax advice.

Insurance services are provided by insurance agencies affiliated with Mercer Allied Company, L.P.

Mailing Address/ PO Box 15073, Albany, NY 12212-5073   Street Address/ 100 Coliseum Drive, Cohoes, NY 12047-3846
Telephone/ 518.464.2000



Report of Independent Accountants

To the Management and the General Partner of Mercer Allied Company, L.P.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Mercer Allied Company, L.P. (the "Partnership") for the year ended December 31, 2021. Management of the Partnership is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment on item 2B was made by wire reference, B1QGC03C003395, in the amount of $16 on August 6, 2021. There was no difference observed.
2. Compared the Total Revenue amount reported on page 2 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 to the Total revenue amount of $67,915,334 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products, of $67,897,107 to the general ledger, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
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b. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $18,277 to the general ledger, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the general partner of the Partnership and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2022



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mercer Allied Company LP
100 Coliseum Drive
Cohoes, NY 12047

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Bertani 518-886-4309

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$0
B.	Less payment made with SIPC-6 filed (exclude interest) 08/06/2021 Date Paid	(16)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	(16)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$(16)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(16)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercer Allied Company, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27th day of January, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2021 and ending 12/31/2021

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$67,915,334

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

67,897,107

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

0

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest on cash balances in firm bank accounts

(Deductions in excess of $100,000 require documentation)

18,227

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 0

Enter the greater of line (i) or (ii)

0

Total deductions

67,915,334

2d. SIPC Net Operating Revenues

$ 0

2e. General Assessment @ .0015

$ 0

(to page 1, line 2.A.)

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